Bliss Beverages, LLC (the "Company") a Florida Limited Liability Company

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Bliss Beverages, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and the related statement of operations, statement of changes in member equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 19, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	356,339
Accounts Receivable	9,431
Inventory	61,699
Loan Receivable - Related Party	3,990
Total Current Assets	431,459
Non-current Assets	
Equipment, net of Accumulated Depreciation	1,517
Intangible Assets: Formulation, net of Accumulated Amortization	23,103
Total Non-Current Assets	24,619
TOTAL ASSETS	456,078
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	17,191
Payroll Liabilities	2,092
Accrued Expenses	2,808
Other Liabilities	212
Total Current Liabilities	22,303
Long-term Liabilities	
Convertible Notes, net of Debt Issuance Costs	640,454
Accrued Interest - Convertible Notes	25,448
Total Long-Term Liabilities	665,902
TOTAL LIABILITIES	688,204
EQUITY	
Member Contributions	680,408
Member Draws	(61,257)
Accumulated Deficit	(851,277)
Total Equity	(232,126)
TOTAL LIABILITIES AND EQUITY	456,078

Statement of Operations

	Year Ended December 31, 2021
Revenue	111,063
Cost of Revenue	91,083
Gross Profit	19,980
Operating Expenses	
Advertising and Marketing	105,272
General and Administrative	250,682
Rent and Lease	30,984
Depreciation	405
Amortization	4,077
Total Operating Expenses	391,420
Operating Income (loss)	(371,439)
Other Income	
Interest Income	-
Other	37,552
Total Other Income	37,552
Other Expense	
Interest Expense	31,846
Other	37,972
Total Other Expense	69,818
Provision for Income Tax	-
Net Income (loss)	(403,706)

Statement of Cash Flows

	Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(403,706)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	405
Amortization	4,077
Accounts Payable	9,439
Inventory	(53,543)
Accounts Receivable	(4,441)
Payroll Liabilities	1,036
Prepaid Expenses	26,154
Accrued Interest - Convertible notes	25,448
Accrued Expenses	2,808
Other	(750)
PPP Loan Forgiven	(18,750)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(8,118)
Net Cash provided by (used in) Operating Activities	(411,823)
INVESTING ACTIVITIES	
Formulation	(27,180)
Loan Receivable - Related Party	(3,990)
Net Cash provided by (used by) Investing Activities	(31,170)
FINANCING ACTIVITIES	
Convertible Notes, net of Debt Issuance Costs	640,454
Net Cash provided by (used in) Financing Activities	640,454
Cash at the beginning of period	158,878
Net Cash increase (decrease) for period	197,461
Cash at end of period	356,339

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2021	619,151	-	(447,571)	171,580
Capital Contributions	-	-	-	-
Capital Distributions	-	-	-	-
Net Income (Loss)	-	-	(403,706)	(403,706)
Prior Period Adjustment	-	-	-	-
Ending Balance 12/31/2021	619,151	-	(851,277)	(232,126)

Bliss Beverages, LLC
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bliss Beverages, LLC ("the Company") was formed in Florida on March 14th. 2017. The Company generates revenue from manufacture and wholesale distribution of a Plant-Based Recovery Drink under the Rejoy trademark.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The consolidated financial statements include the accounts of a wholly owned subsidiary named Liga Rejoy, LLC, a Florida Limited Liability company formed on August 27th, 2021. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of its beverage products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Equipment	5	2,025	509	-	1,517
Grand Total	-	2,025	509	-	1,517

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company's inventory consists of work-in-process (WIP) and finished goods. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. A summary of the Company's inventory is below.

Inventory Type	2021
Finished Goods	13,696
WIP	48,003
Grand Total	61,699

Intangible Assets

The Company's intangible asset consists of a formulation for its beverage products and is recorded at cost less accumulated amortization and impairment losses on a systematic basis over its life of 5 years. The ending balance of this asset was $23,103 as of December 31, 2021.

Other Income

In May 2020 and January 2021, the Company received two Paycheck Protection Program (PPP) loans for a total of $37,500 with interest rates of 1% and maturities in 24 months from their respective effective dates. Both PPP loans were forgiven in full as of December 31, 2021.

Other Expense

In 2021, the Company incurred $37,972 in debt issuance fees.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plans.

Income Taxes

The Company is an LLC taxed as a C Corp and is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2021, the Company advanced funds to a shareholder in the amount of $3,990. This receivable bears no interest, no security, and is due upon demand. The ending balance of this receivable was $3,990 as of December 31, 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements in the gross amount of $659,439 for the purposes of funding operations. The Company incurred a debt issuance cost of $18,985 which is being amortized over the life of the agreements. The interest on the notes was 6%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2023. The notes are convertible into shares of the Company's ownership interest at a 20% discount during a change of control or qualified financing event with valuation caps ranging from $8M – 10M.

Please see "Other Income" note regarding the Company's two PPP loans.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	659,439
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a multi-member LLC with a single class of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 19, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced negative cash flows from operating activities during the period under review. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.